

February 18, 2011

Mr. James B. Huff , Chief Financial Officer
Universal Security Instruments, Inc.
11407 Cronhill Drive, Suite A
Owings Mills, Maryland 21117

  Re: **Universal Security Instruments, Inc.**
    Form 10-K for the Fiscal Year Ended March 31, 2010
    Filed June 26, 2010
    Response Letter Dated January 28, 2011
    File No. 1-31747

Dear Mr. Huff:

  We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2010

Executive Officers of the Registrant, page 10

1. Please expand your response to prior comment 3 to clarify how you determined that Messrs. Lazarus and Knepper are not executive officers, given that both appear to be named executive officers for purposes of disclosing compensation information pursuant to Item 402 of Regulation S-K.

Form 10-Q for the quarterly period ended December 31, 2010

Results of Operations, page 9

2. We note your response to prior comment 4. However, it appears that you continue to attribute changes in your results of operations to various factors but do not quantify the effects of each of the significant items impacting your results of operations. For example, we note that you did not quantify any disclosure on pages 10 and 11 of the different factors that affected sales. In future filings, including your Form 10-Qs, revise to quantify the effects of each of the significant items impacting your results for the period. Refer to Item 303(a)(3)(i) of Regulation S-K.

Financial Condition and Liquidity, page 11

3. We note your response to prior comment 5. However, it appears that you merely describe items identified on the face of the statement of cash flows.   In future filings, including your future Form 10-Qs, disclose the material changes in the underlying drivers of your working capital changes. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or Geoffrey Kruczek at (202) 551-3641 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief